PRESS RELEASE
EXHIBIT A	Press Release No. 06-14

METALLICA RESOURCES ANNOUNCES ENVIRONMENTAL AUTHORIZATION
CONFIRMED AT CERRO SAN PEDRO PROJECT, MEXICO

Toronto, Ontario - May 15, 2006 - Metallica Resources Inc.’s (TSX: MR, AMEX: MRB) Mexican subsidiary, MSX, has been served notice that the Mexican federal environmental authorities have complied with a court ordered review of the environmental authorization granted to MSX in 1999 for the Cerro San Pedro (CSP) project, and have validated the authorization with a few minor modifications.

The CSP project, as reported earlier, contains a mineral reserve of approximately 1.2 million ounces of gold and 52 million ounces of silver, or a gold-equivalent reserve of approximately 2 million ounces, when using a silver-to-gold price ratio of 65:1. The project is currently estimated to have an average annual production of approximately 85,500 ounces of gold and 2 million ounces of silver over its estimated nine year life, or approximately 115,000 gold-equivalent ounces annually when using the 65:1 silver-to-gold price ratio. At a gold price of $500/oz and a silver price of $7.69/oz, the total cash cost is approximately $158/oz of gold, net of silver credits, and improves dramatically at current silver prices. The total cash cost on a gold equivalency basis is approximately $250/oz of gold and gold-equivalent silver. Construction is ongoing with approximately 300 contractors and employees on site. Completion of construction and the first gold pour is scheduled for December 2006. The initial capital to build the project is estimated at $29.1 million.

Metallica’s President and Chief Executive Officer, Richard J. Hall stated, "We are very pleased with the results of the Federal environmental authorities’ review of the CSP environmental authorization. We believe that this authorization, with only a few minor modifications, further validates the company’s long held contention that the CSP project meets the highest environmental and community standards."

Metallica Resources is an emerging gold and silver producer focused on the exploration and development of precious metal rich properties throughout the Americas. It currently has 83.6 million shares outstanding and approximately US$37 million in working capital. For further details on Metallica Resources, please visit the Company’s website at www.metal-res.com.

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

Information in this news release that is not current or historical factual information may constitute forward-looking information or statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Implicit in this information, particularly in respect of statements as to future operating results and economic performance of the Company, and resources and reserves at the Company’s mineral projects, are assumptions regarding projected revenue and expense, gold, silver and copper prices, and mining costs. These assumptions, although considered reasonable by the Company at the time of preparation, may prove to be incorrect. Readers are cautioned that actual results are subject to a number of risks and uncertainties, including risks relating to general economic conditions and mining operations, and could differ materially from what is currently expected. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.